April 11, 2019 Audit Committee of the Board of Directors Energy Focus, Inc. 32000 Aurora Road, Suite B Solon, Ohio 44139 Dear Audit Committee Members: We have read Item 4.01 to be included in the Form 8-K of Energy Focus, Inc. to be filed with the Securities and Exchange Commission regarding its change in independent registered public accounting firm. We are in agreement with the statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01. Very truly yours, PLANTE & MORAN, PLLC Robert E. Dobrowsky Partner